Exhibit 12.2
PUBLIC SERVICE COMPANY OF NEW MEXICO
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Year Ended December 31,
	2011		2010	2009	2008		2007
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$75,217		$73,423	$73,104	$72,427		$58,045
Amortization of debt premium, discount and expenses	1,325		1,274	1,336	4,345		4,618
Interest from discontinued operations (including capitalized interest)	—		—	1,027	13,758		12,546
Estimated interest factor of lease rental charges	4,139		4,103	4,517	4,553		4,661
Total Fixed Charges	$80,681		$78,800	$79,984	$95,083		$79,870

Earnings, as defined by the Securities and Exchange Commission:

Earnings (loss) from continuing operations before income taxes and non-controlling interest	$105,965		$107,288	$45,627	$(69,324)		$34,611
Fixed charges as above	80,681		78,800	79,984	95,083		79,870
Non-controlling interest in earnings of Valencia	(14,047)		(13,563)	(11,890)	(7,179)		—
Interest capitalized	(1,761)		(2,811)	(6,067)	(7,363)		(10,033)

Earnings Available for Fixed Charges	$170,838		$169,714	$107,654	$11,217		$104,448

Ratio of Earnings to Fixed Charges	2.12	[1]	2.15	1.35	0.12	[2]	1.31

[1] Earnings (loss) from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2011 includes a pre-tax loss of $17.5 million due to the write-off of regulatory disallowances. If that loss were excluded, the Ratio of Earnings to Fixed Charges would have been 2.33.

[2] The shortfall in the earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $83.9 million for the year December 31, 2008.